RC Ventures LLC

March 6, 2022

Bed Bath & Beyond Inc.

650 Liberty Avenue

Union, New Jersey 07083

Attn: Board of Directors

Dear Members of the Board,

I write to you in my capacity as the Manager of RC Ventures LLC (together with its affiliates, “RC Ventures” or “we”), which is a top five shareholder of Bed Bath & Beyond, Inc. (“Bed Bath” or the “Company”) with beneficial ownership of approximately 9.8% of the Company’s outstanding shares.

We have carefully assessed Bed Bath’s assets, balance sheet, corporate governance, executive compensation, existing strategy and potential alternatives. While we like Bed Bath’s brand and capital allocation policy, we have concerns about leadership’s compensation relative to performance and its strategy for reigniting meaningful growth. Approximately 18 months after releasing a 170-page cover-the-waterfront plan, the Company is struggling to reverse sustained market share losses, stem years-long share price declines and navigate supply chain volatility. Meanwhile, the Company’s named executive officers were collectively awarded nearly $36 million in compensation last fiscal year – a seemingly outsized sum for a retailer with a nearly $1.6 billion market capitalization.1

It is important to stress that we do not place significant emphasis on any one quarter or any one year when evaluating a business. We also do not criticize a board of directors and management team when they are quietly laying a foundation for future growth and value creation. To the contrary, we are maniacally focused on the long-term. But the issue at Bed Bath is that its highly-publicized and scattershot strategy is not ending the tailspin that has persisted before, during and after the pandemic’s nadir and the appointment of Chief Executive Officer Mark Tritton. As evidence, we point to the Company’s disappointing shareholder returns and perpetual underperformance across every relevant time horizon:2

TOTAL SHAREHOLDER RETURNS (“TSR”)	1-YEAR	3-YEAR	5-YEAR	10-YEAR	CEO TENURE
Bed Bath	-43.55%	10.67%	-54.01%	-69.32%	20.57%
S&P 500	16.47%	63.10%	98.81%	284.91%	46.11%
S&P Retail Select Industry Index	-2.17%	77.53%	93.81%	197.68%	79.05%
Bed Bath’s Selected Peer Group[3]	19.70%	60.90%	98.22%	217.76%	71.88%

Almost two-and-a-half years into Mr. Tritton’s tenure, Bed Bath has underperformed the S&P Retail Select Industry Index by more than 58% on an absolute basis and is looking at an approximately 29% decline in full-year sales from pre-pandemic levels.4 In the most recent quarter, core sales dropped by 14% year-over-year and same-store sales dropped by 7% year-over-year.5 These results cannot be solely blamed on the pandemic when other retailers are nearing or exceeding 2019 sales levels. That is why we feel compelled to scrutinize the viability of the Company’s extremely ambitious and widely-touted strategy.

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1 Company proxy statement for 2021 Annual Meeting of Shareholders (“2021 Annual Meeting”).

2 TSR data, which was obtained via Bloomberg and includes reinvested dividends, runs through the close of trading on Friday, March 4, 2022.

3 Peers include AAP, AZO, BIG, BURL, DKS, DDS, DG, DLTR, FL, GPS, KSS, BBWI, M, JWN, ODP, ORLY, ROST, TSCO, ULTA, W and WSM, but does not include MIK because it went private in 2021.

4 The Company has guided approximately $7.9 billion in Fiscal Year 2021 sales and produced $11.159 billion of net sales in Fiscal Year 2019.

5 Company press release disclosing financial results for the Third Quarter of Fiscal Year 2021, issued on January 6, 2022.

RC Ventures LLC

In light of these circumstances, we hope you are open to adjusting Bed Bath’s strategy and exploring alternative paths to value creation. We cannot imagine Bed Bath’s Board of Directors (the “Board”) is wedded to its current strategy when the independent members have made very few open market purchases and appear to hold less than 0.5% of the Company’s shares in the aggregate (most of which has been granted at shareholders’ expense).6 Similarly, we do not see how Mr. Tritton is in a position to dismiss our input when shareholders have compensated him to the tune of approximately $27 million over the past two fiscal years – a number that exceeds what was paid to the chief executives of much larger retailers such as Advanced Auto Parts (~$13 billion market capitalization), Dollar Tree (~$33 billion market capitalization), Kohl's (~$8 billion market capitalization) and Macy's (~$7.5 billion market capitalization).7 Though we understand the pandemic was a major challenge, Mr. Tritton should recognize that chief executives who are awarded outsized compensation and seek frequent publicity also invite much higher expectations when it comes to growth and shareholder value creation.

At bottom, cracks have emerged in Bed Bath’s overly ambitious strategy. Leadership should assess whether a shrinking small-cap retailer with a modest cash position and nearly $1.2 billion in debt can afford to roll the dice. We believe Bed Bath needs to narrow its focus to fortify operations and maintain the right inventory mix to meet demand, while simultaneously exploring strategic alternatives that include separating buybuy Baby, Inc. (“BABY”) and a full sale of the Company.

Our suggestions are as follows:

1.	Bring Greater Focus to the Company’s Cumbersome Strategy – From our vantage point, Bed Bath’s strategy looks far better in a PowerPoint deck than it does in practice. It is full of "principles" and "pillars" that high-priced management consultants probably thought would placate information-hungry analysts and satisfy shareholders. However, we – and apparently a large portion of the market based on Bed Bath’s short interest – doubt the Company can simultaneously buy back shares, cut expenses, invest in its infrastructure and growth, launch new offerings and meet customer demand for core goods. This plan, at least in its present form, does not seem viable.

Our own experience taking Chewy from a start-up to the ultimate destination for pets leads us to believe that focusing on a core set of objectives drives superior outcomes. In the case of Bed Bath, it appears that trying to execute on dozens of initiatives at once is leading to dozens of mediocre outcomes. We believe the Company would have been better served by front-loading the modernization of its supply chain and technology stack before engaging in more fanciful pursuits. Similarly, we feel managing the core product catalog and sustaining the right inventory mix for customers amidst the supply-constrained environment should have been fully prioritized over meeting management’s October 2020 pledge to launch various private label brands in 18 months. We suspect Bed Bath will benefit more at this stage by bringing simplicity to its plan: finish fortifying the infrastructure, make remaining store fleet improvements, and prioritize core assortment and inventory fixes to meet near-term demand.

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6 Company proxy statement for 2021 Annual Meeting and Form 4 filings.

7 Company proxy statement for 2021 Annual Meeting.

RC Ventures LLC

We also believe management made an avoidable mistake in Fiscal Year 2021 by giving into Wall Street’s short-term information desires and providing guidance. The Company faced the pandemic, an unprecedented supply chain environment and its own turnaround. Leadership ultimately set itself up for failure and recently had to materially revise guidance, which we believe it should have never issued in the first place:8

Metric	Prior Fiscal Year 2021 Guidance	Revised Fiscal Year 2021 Guidance
Sales	$8.1 Billion to $8.3 Billion	Approximately $7.9 Billion
Same-Store Sales	Low Double-Digits	High Single-Digits
Adjusted SG&A	Approximately 32%	Approximately 34%
Adjusted EBITDA	$425 Million to $465 Million	$290 Million to $310 Million

In light of our long-term focus, we are not an investor that demands guidance. In fact, we appreciate that Apple, one of our long-term holdings, suspended guidance amidst pandemic-related uncertainty and has never given away a detailed strategy for all of its competitors to see. We dislike when a management team spends time accommodating Wall Street, engaging with television pundits and telegraphing forecasts to the competition. We believe management’s time is best spent focusing on execution that drives a better customer experience and tangible value creation.

2.	Seek to Monetize the Ultimate Destination for Babies – Another path that can streamline Bed Bath’s strategy and unlock value trapped within the Company’s underperforming shares is a sale or spin-off of the BABY banner. Given that BABY is estimated to reach $1.5 billion in sales in Fiscal Year 2023 with a double-digit growth profile and at least 50% digital penetration, we believe it is likely much more valuable than the Company’s entire market capitalization today.[9] Assuming continued growth and low double-digit margins, we estimate that BABY could be valued at a double-digit earnings multiple on a standalone basis. We believe under the right circumstances, BABY could be valued on a revenue multiple, like other ecommerce-focused retailers, and justify a valuation of several billion dollars.

In the event Bed Bath pursued a full or partial sale of BABY, it could position itself to pay off debt, put cash on the balance sheet and continue reducing its share count, thereby creating significant value for shareholders. Spinning off shares of BABY would be an even more efficient way to transfer value to shareholders. Notably, BABY’s high online penetration would likely ease operational hurdles. We assume Bed Bath and BABY could still have a shared services agreement to maintain an omnichannel experience for customers.

3.	Evaluate a Full Sale to a Well-Capitalized Acquirer – The final path we want to raise for consideration is a full sale of Bed Bath, in its current form, to one of the many well-capitalized financial sponsors with track records in the retail and consumer sectors and the ability to pay a meaningful premium. The past 10 years have shown that Bed Bath faces a difficult existence in the public market. The market is not giving the Company nearly enough credit for BABY’s value. A sale that can lock in a substantial premium for shareholders and provide Bed Bath the flexibility of the private market could be an ideal outcome for customers, employees and investors.

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8 Page 14 of the Company’s Third Quarter Fiscal Year 2021 earnings presentation, which was released on January 6, 2022.

9 Page 121 of the Company’s Investor Day presentation, which was released on October 28, 2020.

RC Ventures LLC

We believe Bed Bath presently satisfies financial sponsors’ interest in specialty retailers with recognizable brands, niche assets and sub-banners, and margin expansion opportunities. A private market participant with a long-term vision could unlock meaningful value by running the core business for cash and initiating a public offering for BABY at the optimal time. After stripping out the sizable costs of being a public company and setting a more focused strategy, we suspect Bed Bath’s core business — excluding BABY — could generate attractive earnings.

4.	Strengthen Leadership’s Alignment with Shareholders – We are supportive of corporate leaders receiving significant compensation when they produce superior shareholder returns. But when it comes to Bed Bath, we contend there need to be improvements to the Company’s executive compensation structure and a stronger ownership mentality in the boardroom. We believe these improvements should be made regardless of the Company’s strategic direction.

Hopefully leadership acts with urgency to implement the aforementioned suggestions. Given that I am the Chairman of GameStop and overseeing a systematic transformation, I am not in a position to join Bed Bath’s Board and personally drive the initiatives outlined in this letter. This does not mean, however, that RC Ventures will not seek to hold the Board and management accountable if necessary.

Sincerely,

Ryan Cohen

Manager

RC Ventures LLC

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